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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             CT COMMUNICATIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    126426402
                                 (CUSIP Number)

                                January 28, 1999
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)
         [X]    Rule 13d-1(c)
         [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 pages

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CUSIP No. 126426402                    13G                     Page 2 of 5 Pages



1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

         The Cannon Foundation, Inc.

         56-6042532

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [  ]
         (b)      [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         North Carolina, U.S.A.

  NUMBER OF                         5.   SOLE VOTING POWER
   SHARES
BENEFICIALLY                              1,010,988
  OWNED BY
    EACH                            6.   SHARED VOTING POWER
 REPORTING                               None
   PERSON
    WITH                            7.   SOLE DISPOSITIVE POWER

                                          1,010,988

                                    8.   SHARED DISPOSITIVE POWER
                                          None

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,010,988

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.2%

12.      TYPE OF REPORTING PERSON

         CO


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CUSIP No. 126426402                    13G                     Page 3 of 5 Pages



Item 1.
         (a) Name of Issuer: CT Communications, Inc.


         (b) Address of Issuer's Principal Executive Offices:

             68 Cabarrus Avenue East
             P.O. Box 227
             Concord, North Carolina  28025

Item 2.
         (a) Name of Person Filing: The Cannon Foundation, Inc.

         (b) Address of Principal Business Office:

             57 Union Street South
             Concord, North Carolina 28205

         (c) Citizenship: The Cannon Foundation is a North Carolina corporation.

         (d) Title of Class of Securities: Common Stock

         (e) CUSIP Number:   126426402


Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)_____ Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)_____          Bank as defined in section 3(a)(6) of the Act (15
                           U.S.C. 78c).

         (c)_____ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)_____ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)_____ An investment adviser in accordance with (S) 240.13d-1(b)(1)(ii)(E);

         (f)_____ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F).

         (g)_____ A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G);











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CUSIP No. 126426402                    13G                     Page 4 of 5 Pages


         (h)_____ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)_____ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.
                           80a-3);

         (j)_____          Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to (S)240.13d-1(c), check this box [X].

Item 4.  Ownership.

         (a)      Amount beneficially owned:

                  1,010,988 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by The Cannon Foundation, Inc.

         (b)      Percent of Class:

                  10.2%

         (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of more than Five Percent on Behalf of Another

                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.




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CUSIP No. 126426402                    13G                     Page 5 of 5 Pages

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.


Item 9.   Notice of Dissolution of Group.

                  Not Applicable.


Item 10.  Certification.

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 10, 1999

                                       THE CANNON FOUNDATION, INC.


                                       By:      /s/ DAN L. GRAY
                                                Dan L. Gray
                                                Executive Director